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                              February 1, 2021

       Benjamin Kovler
       Chief Executive Officer
       Green Thumb Industries Inc.
       325 West Huron Street, Suite 412
       Chicago, IL 60654

                                                        Re: Green Thumb
Industries Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 19,
2021
                                                            File No. 333-248213

       Dear Mr. Kovler:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Capitalization, page 35

   1. We note that you present your cash and cash equivalents and capitalization on a pro forma as adjusted basis to
give effect to certain adjustments and to reflect the issuance and sale of Subordinate Voting
Shares in the offering at an assumed offering price and after deducting estimated
offering expenses. Please revise your disclosure to include a footnote explaining that this
reflects the maximum proceeds that may be obtained in the offering.
       Executive Compensation, page 94

   2. Please update your compensation disclosures to provide information for the year ended
                                                        December 31, 2020.
 Benjamin Kovler
Green Thumb Industries Inc.
February 1, 2021
Page 2

       Please contact Deanna Virginio at 202-551-4530 or Celeste Murphy at 202-551-3257
with any other questions.



                                                        Sincerely,
FirstName LastNameBenjamin Kovler
                                                        Division of Corporation
Finance
Comapany NameGreen Thumb Industries Inc.
                                                        Office of Life Sciences
February 1, 2021 Page 2
cc:       Martin C. Glass, Esq.
FirstName LastName